## SCHEDULE 14A
### (Rule 14a)
### INFORMATION REQUIRED IN PROXY STATEMENT
### SCHEDULE 14A INFORMATION
### Proxy Statement Pursuant to Section 14(a) of the Securities
### Exchange Act of 1934
### (Amendment No.     )

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☐ Definitive Proxy Statement
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# MYERS INDUSTRIES, INC.
**(Name of Registrant as Specified in its Charter)**

## XXXXXXXXXXXXXXXX
**(Name of Person(s) Filing Proxy Statement, if other than the Registrant)**

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**MYERS INDUSTRIES, INC.**

1293 South Main Street • Akron, Ohio 44301

March 21, 2001

To Our Shareholders:

   You are cordially invited to attend the Annual Meeting of Shareholders to be held on April 26, 2001, at 9:00 A.M. at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301.

   At the Annual Meeting you will be asked to elect eleven directors. Enclosed with this letter is a Notice of Annual Meeting together with a Proxy Statement which contains information with respect to the nominees for director.

   We believe the proposal discussed in the Proxy Statement is very important to the Company and the shareholders. It is very important that your shares be voted, and we hope that you will be able to attend the Annual Meeting. *In either case, we urge you to execute and return the enclosed form of proxy as soon as possible, whether or not you expect to attend the annual meeting in person.*

   **Sincerely,**

   STEPHEN E. MYERS
   *President and Chief Executive Officer*



**MYERS INDUSTRIES, INC.**

1293 South Main Street • Akron, Ohio 44301

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

### To Be Held April 26, 2001

The Annual Meeting of Shareholders of Myers Industries, Inc., an Ohio corporation ("Myers" or the "Company"), will be held at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301, on April 26, 2001 at 9:00 A.M. (local time), for the following purposes:

1. To elect eleven directors;

2. To approve the amendment to the Myers Industries, Inc. Employee Stock Purchase Plan;

3. To approve the amendments to Article I, Sections 4 and 5, and Article X, of the Amended and Restated Code of Regulations to clarify that directors and shareholders may receive notices and corporate documents not only by mail, but by any means provided under Ohio law; and

4. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on March 9, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. All shareholders are cordially invited to attend the meeting in person. ***Whether or not you expect to attend the meeting in person, please fill in, date, sign and return the enclosed proxy card as soon as possible.***

By Order of the Board of Directors,

*Milton I. Wiskind*

MILTON I. WISKIND
*Secretary*

Akron, Ohio
March 21, 2001

**THE 2000 ANNUAL REPORT TO SHAREHOLDERS ACCOMPANIES THIS NOTICE**

# MYERS INDUSTRIES, INC.

## *PROXY STATEMENT*

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Myers Industries, Inc., an Ohio corporation, of the accompanying proxy to be voted at the Annual Meeting of Shareholders to be held on April 26, 2001, at 9:00 A.M. (local time), and at any adjournment thereof. Shares represented by duly executed proxies in the accompanying form received by the Board of Directors prior to the meeting will be voted at the meeting. A shareholder who signs and returns a proxy in the accompanying form may revoke it prior to or at the meeting by giving notice to the Secretary.

The close of business on March 9, 2001, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. On that date Myers had outstanding 21,604,583 shares of common stock, without par value ("Common Stock"), each of which is entitled to one vote. For information concerning principal shareholders, see the section headed "Principal Shareholders" below.

Under Ohio law, the Company's Amended and Restated Articles of Incorporation and its Code of Regulations (the "Regulations"), if a quorum is present at the meeting, the nominees for election as directors who receive a plurality of votes will be elected as directors. An abstention from voting any share, or a broker non-vote with respect to the election of any nominee for director, will not affect the outcome of the election of directors.

A majority of the outstanding shares of Common Stock constitutes a quorum. Properly executed proxies that are marked "abstain," or are held in "street name" by brokers, and are not voted on one or more particular items (if otherwise voted on at least one item) will be counted for purposes of determining whether a quorum has been achieved at the Annual Meeting.

The mailing address of the principal executive offices of Myers is 1293 South Main Street, Akron, Ohio 44301. This Proxy Statement, together with the related proxy card and Myers' 2000 Annual Report to Shareholders, is being mailed to the shareholders of Myers on or about March 21, 2001.

# Election of Directors

Set forth below for each nominee for election as a director is a brief statement, including the age, principal occupation and business experience during the past five years, and the number of shares of Common Stock beneficially owned by such director. The Board of Directors has nominated the persons listed below as nominees, eleven of whom presently are directors of Myers. If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. The nominees receiving the greatest number of votes cast by shareholders by proxy or in person at the meeting, a quorum being present, shall be elected. A majority of the outstanding shares of Common Stock constitutes a quorum. Proxies cannot be voted for a greater number of nominees than the number named in the Proxy Statement.

**The Board of Directors recommends the election of the following nominees:**

## NOMINEES FOR ELECTION AS DIRECTORS

| Name | Age | Principal Occupation for Past Five Years and Other Information | Shares Beneficially Owned[1,2] | Percent of Class[1] |
|---|---|---|---|---|
| Keith A. Brown | 49 | President of Chimera Corporation, Westlake, Ohio, a management holding company; Director of US Gypsum Corporation, Chicago, Illinois, a manufacturer of gypsum paneling products. Served as director since 1997. | 49,718[3,4] | |
| Karl S. Hay | 73 | Of Counsel, the law firm of Brouse McDowell, Akron, Ohio, Served as director since 1969. | 15,147[4] | |

3

| Name | Age | Principal Occupation for Past Five Years and Other Information | Shares Beneficially Owned[1,2] | Percent of Class[1] |
|---|---|---|---|---|
| Richard P. Johnston | 70 | Chairman of the Board and Chief Executive Officer of Royal Precision, Inc., Scottsdale, Arizona, a manufacturer of golf club shafts and grips; Chairman of the Board and President of Melrose Aviation, Inc., Jackson Hole, Wyoming, a charter aircraft company; Director of The Melrose Group, Jackson Hole, Wyoming, a commercial real estate financing facilitator; Director of Results Radio, Inc., Chico, California, a company owning 16 FM radio stations in California; formerly served as Chairman of the Board of Merbanco, Inc., Jackson Hole, Wyoming, an investment banking firm; formerly served as Director of AGCO, Inc., Duluth, Georgia, a manufacturer and distributor of agricultural equipment. Served as director since 1992. | 87,288[4,5] | |
| Michael W. Kane | 49 | Director of Learning Tree International, Inc., Los Angeles, California, a worldwide provider of education and training to information technology professionals; President and Chief Executive Officer of M. Kane & Company, Inc., an investment banking firm. | 0 | |
| Edward W. Kissel | 59 | President and Chief Operating Officer of OM Group, Inc., Cleveland, Ohio, a value-added, metals-based specialty chemicals company; Director, OM Group, Inc.; Director, Weda Bay Minerals, Inc., Toronto, Ontario, a nickel and cobalt mining and processing company; formerly Chief Executive Officer of Kissel Group Ltd., a business consulting firm and a specialty cast aluminum mold manufacturer. | 1,977[11] | |

4

| Name | Age | Principal Occupation for Past Five Years and Other Information | Shares Beneficially Owned[1,2] | Percent of Class[1] |
|---|---|---|---|---|
| Stephen E. Myers | 57 | President and Chief Executive Officer of the Company; Director, Reko International Group, Inc., Oldcastle, Ontario, Canada, a manufacturer of tooling and molds; formerly served as Director of FirstMerit Corporation, Akron, Ohio, a bank holding company. Served as director since 1972. | 1,921,109 [6,7,8] | 8.9% |
| Richard L. Osborne | 63 | Professor for the practice of management and formerly Executive Dean, Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio; Director of Ohio Savings Financial Corporation, Cleveland, Ohio, a savings and loan holding company; Director of NCS Healthcare, Inc., Beachwood, Ohio, a provider of pharmacy services to long-term care institutions; Director of New Horizons Worldwide, Inc., Santa Ana, California, an operator and franchiser of computer training services. Served as director since 1978. | 10,741[4] | |
| Jon H. Outcalt | 64 | Chairman of NCS Healthcare, Inc., Beachwood, Ohio, a provider of pharmacy services to long-term care institutions; Chairman and Chief Executive Officer of Aberdeen Group, Inc., Beachwood, Ohio, an investment holding company; Director of Ohio Savings Financial Corporation, Cleveland, Ohio, a savings and loan holding company. Served as director since 1984. | 16,166[4,9] | |
| Samuel Salem | 77 | Formerly served as Vice President of GenCorp, Inc., Akron, Ohio, a technology-based manufacturer of aerospace, automotive and related polymer products; formerly served as President of DiversiTech General, Inc., a subsidiary of GenCorp. Served as director since 1989. | 16,320[4,12] | |

| Name | Age | Principal Occupation for Past Five Years and Other Information | Shares Beneficially Owned[1,2] | Percent of Class[1] |
|---|---|---|---|---|
| Edwin P. Schrank | 74 | Formerly served as Director of McNeil Corporation, Akron, Ohio, a manufacturer of industrial equipment; formerly served as Chairman and President of McNeil Akron, Inc., Akron, Ohio (and its predecessor company), a manufacturer of machinery; Served as director since 1971. | 32,789[4] | |
| Milton I. Wiskind | 75 | Senior Vice President and Secretary of the Company. Served as director since 1972. | 550,583[10] | 2.6% |

[1] Number of shares beneficially owned is reported as of December 31, 2000. Unless otherwise indicated, none of the directors beneficially owns one percent or more of the outstanding shares of Myers Common Stock.

[2] All directors and executive officers as a group (13 persons) beneficially owned 2,754,751 shares of Common Stock on December 31, 2000. This represents approximately 12.8% of the outstanding shares of Common Stock as of that date.

[3] Includes 33,000 shares of Common Stock held by Trilogy Inv. Inc., which are held by several trusts of which Mr. Brown is a trustee.

[4] Includes shares which the non-employee director has a right to acquire by exercising options granted under the 1992 Stock Plan.

[5] Richard P. Johnston serves as a trustee of the Johnston Family Charitable Remainder Trust #3 which holds 69,389 shares of Common Stock and the Johnston Family Living Trust which holds 12,100 shares of Common Stock.

[6] Stephen E. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 234,514 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed to beneficially own, decrease the percentage of shares beneficially owned by him, and all officers and directors as a group, to 7.8% and 11.7%, respectively.

[7] Includes 32,150 shares of Common Stock held by Stephen E. Myers as custodian for a certain grandchild of Louis S. Myers, 5,502 shares of Common Stock owned by Stephen E. Myers' spouse (for which Mr. Myers disclaims beneficial ownership) and 31,863 shares of Common Stock issuable under stock options exercisable within 60 days.

[8] Mr. Myers serves as a trustee of the Semantic Foundation Inc. which holds 23,000 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed to beneficially own, decreases the percentage of shares beneficially owned by him, and all officers and directors as a group, to 8.8% and 12.6%, respectively.

[9] Includes 9,109 shares of Common Stock held by Federal Process Company of which Mr. Outcalt is Chairman and a director, and as such has the power to vote and invest such shares. Mr. Outcalt is a controlling shareholder of Federal Process Company.

[10] Includes 57,774 shares of Common Stock held by Mr. Wiskind's spouse, 117,157 shares of Common Stock held by Mr. Wiskind as trustee of trusts for his children, 8,855 shares of Common Stock held by Mr. Wiskind as trustee of trusts for his grandchildren, 116,462 shares of Common Stock held within the Milton Wiskind Family Limited Partnership I, 165,000 shares of Common Stock held within the Milton

Wiskind Family Limited Partnership II, and 16,599 shares of Common Stock issuable under stock options exercisable within 60 days.

[11] Includes 1,831 shares of Common Stock held jointly with Mr. Kissel's spouse and 146 shares of Common Stock held by Mr. Kissel's spouse.

[12] Includes 914 shares of Common Stock held by Mr. Salem's spouse.

There are, and during the past five years there have been, no legal proceedings material to an evaluation of the ability of any director or executive officer of Myers to act in such capacity or concerning his integrity.

## Committees

The Board of Directors of Myers has several committees and has appointed members to such committees since the 2000 Annual Meeting of Shareholders.

The Audit Committee of the Board of Directors is composed of Edwin P. Schrank, Chairman, Keith A. Brown, Karl S. Hay and Jon H. Outcalt. The functions of this Committee, which met two times in 2000, are to recommend engaging and/or discharging the independent auditor, directing and supervising special investigations, reviewing the results of the audit engagement and procedures for internal control, determining independence of the auditor, reviewing with the auditor the financial results of the Company prior to the filing of the Form 10-Q's, and reviewing the Company's system of internal accounting controls.

The Compensation Committee recommends to the Board of Directors plans, programs or benefits relating to executive and key personnel compensation, including incentive compensation, and approves salary adjustments, bonus and other compensation awards in those areas. The Committee recommends to the Board of Directors individuals who the Committee believes are "key employees" and deserving of grants of stock options under the Myers Industries, Inc. 1999 Stock Plan, in addition to administering the stock plan. The Compensation Committee, which met once in 2000, had as its members in 2000, Jon H. Outcalt, Chairman, Edward W. Kissel, Richard L. Osborne and Samuel Salem.

There were a total of six regularly scheduled and special meetings of the Board of Directors in 2000. During 2000, all directors attended at least 75% of the aggregate total number of the meetings of the Board and committees on which they served. The Board of Directors does not have a nominating committee.

## Director Compensation

Outside directors were paid a $20,000 annual retainer plus $1,000 for each Board of Directors meeting attended, except for Richard L. Osborne, who is compensated for providing consulting services to the Company. Members of Committees are paid $1,000 for each meeting attended unless such meeting is held on the same day as a meeting of the Board of Directors.

In April, 1992, the shareholders approved the 1992 Stock Option Plan, part of which contains provisions for the granting of non-qualified stock options to non-employee directors (the "Directors Plan"). Each participant is awarded annually, on the day of the Annual Meeting of Shareholders,

7

NQSOs to purchase 1,000 shares of Common Stock, on the condition that the Company's "Return on Equity" as set forth in the Company's annual report to shareholders for the immediately preceding fiscal year is equal to or greater than ten percent. The option price per share is 100 percent of the fair market value of a share of Common Stock on the date the option is granted.

**Certain Relationships and Related Transactions**

During 2000, Edward W. Kissel, a director, was the owner of Rotocast Technologies, Inc. ("RTI"), which company sold molds to Myers on an arms length, competitive bid process. The molds sold to Myers were acquired in the ordinary course of business and RTI was paid approximately $230,000 for such molds.

The law firm of Brouse McDowell performed legal services for Myers in 2000. Karl S. Hay, a director of Myers, is Of Counsel to the law firm, and Kevin C. O'Neil, an officer of Myers, is a partner and shareholder of such firm. The amount of Mr. Hay's or Mr. O'Neil's interest in Brouse McDowell's fees collected from Myers, if any, cannot practically be determined.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires Myers' directors, officers and persons who own more than ten percent of its Common Stock ("Section 16 Filers") to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission") and to furnish Myers with copies of all such forms they file. Myers understands from the information provided to it by the Section 16 Filers for 2000 that they have adhered to all filing requirements applicable to the Section 16 Filers.

# EXECUTIVE COMPENSATION AND OTHER INFORMATION

## Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation paid or accrued by Myers, to or on behalf of its chief executive officer and each of the other executive officers of Myers who, as policy making executives, earned more than $100,000 in 2000 (the "Named Executive Officers") and for the fiscal years ended December 31, 1999 and 1998:

### Summary Compensation

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation[1] | All Other Compensation[4] |
| | | Salary | Bonus[2] | Other Annual Compensation[3] | Securities Underlying Options/SARs Other | |
| --- | --- | --- | --- | --- | --- | --- |
| Stephen E. Myers | 2000 | $250,000 | $200,000 | $ -0- | -0- | $5,351 |
| President and Chief | 1999 | 250,000 | 200,000 | -0- | 11,000 | 5,352 |
| Executive Officer | 1998 | 250,000 | 200,000 | -0- | 16,939 | 5,634 |
| | | | | | | |
| Milton I. Wiskind | 2000 | 217,500 | 185,000 | -0- | -0- | 5,181 |
| Senior Vice-President | 1999 | 180,000 | 185,000 | -0- | 5,500 | 5,257 |
| | 1998 | 161,000 | 155,000 | -0- | 8,470 | 5,549 |
| | | | | | | |
| Gregory J. Stodnick | 2000 | 193,333 | 156,000 | -0- | -0- | 5,181 |
| Vice President-Finance | 1999 | 160,000 | 156,000 | -0- | 5,500 | 5,657 |
| | 1998 | 144,000 | 130,000 | -0- | 8,470 | 5,949 |
| | | | | | | |
| Jean-Paul Lesage[5] | 2000 | 169,680 | 118,114 | -0- | -0- | -0- |
| Executive Vice | 1999 | 195,240 | 209,192 | -0- | 25,300 | -0- |
| President | 1998 | N/A | N/A | N/A | N/A | N/A |

[1] None of the Named Executive Officers has any restricted stock holdings. No long-term incentive plan payouts were made in 2000.

[2] Includes amounts earned and accrued in 2000 as bonuses. A bonus is generally awarded after the close of the fiscal year and then paid 50% in that year, with the balance paid in 25% increments over the next two years.

[3] Perquisites provided to each of the Named Executive Officers, if any, do not exceed the disclosure thresholds established under Commission rules and are not included in this total.

[4] "All Other Compensation" for 2000 includes the following: (i) contributions to the Company's Profit Sharing Plan on behalf of each of the Named Executive Officers, as follows: Mr. Myers, $5,096; Mr. Wiskind, $5,096; Mr. Stodnick, $5,096; and Mr. Lesage, $-0-; (ii) amounts paid by Myers for excess group life insurance, and other life insurance, as follows: Mr. Myers, $255; Mr. Wiskind, $85; Mr. Stodnick, $570; and Mr. Lesage, $-0-; (iii) amounts paid or accrued by Myers for director fees, as follows: Mr. Myers, $-0-; and Mr. Wiskind, $-0-. Mr. Lesage does not participate in any life insurance programs offered by the Company, other than those required by French law.

[5] Mr. Lesage is employed by Allibert Equipment S.A., a French corporation ("Allibert") and a wholly-owned subsidiary of the Company. Mr. Lesage became an officer of the Company on June 30, 2000. The business operations managed by Allibert was acquired by the Company in February 1999. It is not possible to provide information on Mr. Lesage for periods prior to 1999. Amounts shown are converted from French Franc equivalents for 1999 and 2000 at the average U.S. dollar exchange rate of $.1627 and $.1414, respectively. The information above does not include the dollar value of any contributions made to Allibert's retirement plans required by French law.

In 1996, the Board adopted a supplemental compensation plan for Mr. Wiskind in recognition of his outstanding long-term service to Myers. The terms of the plan provide that upon his retirement as an employee of the Company, he will be entitled to receive an amount equal to $75,000 per year for ten years. The annual payments will be paid to Mr. Wiskind's designated beneficiary in the event he does not survive the ten-year plan period.

Myers has adopted a Supplemental Executive Retirement Plan (the "SERP") which provides certain pension benefits to a select group of management employees. In the case of an officer of Myers, the SERP provides an annual supplemental pension benefit equal to the lesser of (i) $50,000 or (ii) $1,667 multiplied by the participant's Years of Service under the SERP. In the case of all other participants in the SERP, the annual supplemental pension benefit is equal to the lesser of (i) $30,000 or (ii) $1,000 multiplied by the Participant's Years of Service under the SERP. In either case the annual supplemental pension benefit is payable for 10 years commencing at age 65. Credit for Years of Service under the SERP is awarded to a participant annually at the discretion of the Compensation Committee of the Board. A SERP participant with 10 Years of Service under the SERP may receive a reduced annual supplemental pension benefit commencing at any time after attainment of age 55.

**Stock Options**

During 2000, there were no grants of stock options to the Named Executive Officers. The 1999 Stock Plan generally provides for granting of incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") (collectively "Stock Options"). The option price per share of ISOs must be equal to the fair market value of a share of Common Stock on the date granted; the option price of NQSOs may be set by the Compensation Committee ("Committee"). The exercise period of ISOs may not be more than ten years from grant, while the period of NQSOs may be set by the Committee. No Stock Option may be exercised until six months after the date of grant. The purchase price of any Stock Option must be paid upon exercise in (i) immediately available funds, (ii) shares of Common Stock, or (iii) a combination of (i) and (ii). In the event a participant's employment is terminated due to death, disability or retirement, ISOs awarded remain exercisable for the maximum period allowable under the Internal Revenue Code of 1986, as amended ("Code"), and NQSOs remain exercisable for the remainder of the option term or five years, whichever is less. If a participant's employment is terminated for any reason, all Stock Options granted will be canceled immediately; provided, however, that if the Company terminates a participant for reasons other than misconduct or misfeasance, the participant has 90 days to exercise any Stock Options; and provided further, that if termination is attributable to a "change in control," any Stock Options previously granted will continue for their term.

## Option Exercises and Holdings

The following table contains information concerning the exercise of Stock Options under Myers' Stock Plans, and information on unexercised Stock Options held as of the end of the fiscal year, by the Named Executive Officers:

**Aggregated Option/ SAR Exercises in Last Fiscal Year And Fiscal Year-end Option/ SAR Values**

| Name | Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable/ Unexercisable | Value of Unexercised In-the-Money Options at Year-End Exercisable/ Unexercisable[1] |
|---|---|---|---|---|
| Stephen E. Myers | -0- | $-0- | 31,863/16,041 | $17,620/15,068 |
| Milton I. Wiskind | -0- | -0- | 16,599/ 8,019 | 21,202/10,880 |
| Gregory J. Stodnick | -0- | -0- | 16,599/ 8,019 | 21,202/10,880 |
| Jean-Paul Lesage | -0- | -0- | 14,520/10,780 | 3,234/ 4,851 |

[1] Based upon the closing price reported on the American Stock Exchange for the Common Stock of Myers on December 31, 2000.

## Beneficial Ownership

The following table sets forth certain information regarding the named executives' beneficial ownership of the Common Stock of the Company as of January 31, 2001:

| Title of Class | Name of Officer | Number of Shares[1] | Percent of Class |
|---|---|---|---|
| Common Stock | Stephen E. Myers | 1,921,109 | 8.9% |
| Common Stock | Milton I. Wiskind | 550,583 | 2.6% |
| Common Stock | Gregory J.Stodnick | 38,393 | |
| Common Stock | Jean Paul Lesage | 14,520 | |

[1] The amounts shown represent the total shares owned outright by such individuals together with shares which are issuable upon the exercise of currently exercisable stock options. These individuals have the right to acquire the shares indicated after their names, upon the exercise of such stock options: Mr. Myers, 31,863; Mr. Wiskind, 16,599; Mr. Stodnick, 16,599; and Mr. Lesage, 14,520.

## Board Compensation Committee Report on Executive Compensation

The Compensation Committee, which is composed entirely of non-employee directors and is responsible for setting and administering the policies which govern both annual compensation and stock option plans for Myers, has furnished the following report on executive compensation.

The executive compensation program for the Named Executive Officers, which includes the Chief Executive Officer, is administered by the Compensation Committee of the Board of Directors. The Committee's function is to review the performance of the Named Executive Officers and the performance of the Company in determining the amount and type of compensation to be paid and awarded, including incentive compensation, and to approve the salary adjustments and awards in these areas. In addition, the Committee reviews and recommends plans, programs and benefits relating to executive and key personnel compensation. The Committee's focus is on total compensation which consists primarily of an executive's: (i) base salary, (ii) bonus, (iii) stock options and (iv) other benefits, such as health and pension benefits, which are available to all employees.

Although the compensation of the Chief Executive Officer is determined individually, the criteria and process used are the same as those used in determining the compensation of the other Named Executive Officers. Determination of compensation is based upon a number of important factors, including the profit performance of the Company as a whole in relation to prior years, and other factors such as return on equity, net income, margin, as well as the recommendation of management. With regard to base salaries at the executive officer level, the Committee believes the base salaries set are modest by industry standards and on an historic basis have been infrequently adjusted.

The amount of bonus awarded to the Chief Executive Officer and the other Named Executive Officers for each year is a function of the profit performance of the Company as a whole in relation to prior years, and other factors such as return on equity, net income, achievement of certain objectives, competitive factors, margin, and the recommendation of management. None of these factors is given a specific weighting; instead they are considered as a whole. In the event the Committee determines to award a bonus, the bonus for any year is generally determined on or before March 1 of the following year and then distributed based on a three-year partial distribution cycle. Fifty percent of the total bonus awarded is paid in the first year and 25 percent in each of the following two years. Any unpaid bonus may be forfeited if the executive officer is not employed by the Company prior to the full distribution of the bonus awarded.

The shareholder-approved 1999 Stock Plan authorizes grants of options to purchase stock, generally at current market prices, to executive officers and "key employees." Whether options are to be granted and, if so, the amounts to be granted, are functions of the Compensation Committee. In the granting of the stock options, in addition to the factors mentioned above, the individual Named Executive Officer's level of responsibility and past contributions to the Company are taken into consideration. In an effort to foster extended employment, such as with the bonus awards, any options awarded generally vest at 20 percent per year over a five-year period and expire on the fifth anniversary. Any unexercised options are forfeited if the executive leaves the Company's employ voluntarily, or if he is terminated for just cause prior to total vesting.

The Committee has reviewed the qualifying compensation regulations under Code Section 162(m) as issued by the Internal Revenue Service which provide that no federal income tax deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration paid to the employee exceeds $1.0 million for the applicable taxable year, unless certain conditions are met. Currently, remuneration is not expected to exceed the $1.0 million base and, therefore, compensation should not be affected by the qualifying compensation regulations.

The foregoing report has been furnished by the current members of the Compensation Committee, being:

Jon H. Outcalt,          Edward W. Kissel      Richard L. Osborne        Samuel Salem
Chairman

**Proposal No. 2**

**Approval of the Amendment of the Myers Industries, Inc. Employee Stock Purchase Plan**

The Board of Directors has adopted, subject to shareholder approval, an amendment to the Myers Industries, Inc. Amended and Restated Employee Stock Purchase Plan (the "Employee Plan"). The Board of Directors believes that approval of the amendment to the Employee Plan will advance the interests of the Company by providing eligible employees the opportunity to purchase stock in the Company.

The Company currently has only 28,832 shares available for grant and sale to employees under the Employee Plan. The Employee Plan was originally approved by the shareholders in April 1986.

The Employee Plan would be amended to provide an additional 200,000 shares of Common Stock for issuance under the Employee Plan, and to make certain non-material administrative changes. The number of shares reserved is the amount estimated to meet the Company's requirements for the next three years. The remaining shares under the Employee Plan will remain available for issuance. Shareholder approval is required under Section 423 of the Internal Revenue Code.

The Employee Plan provides employees of the Company with the opportunity to acquire Company Common Stock on a payroll deduction basis. The Employee Plan provides that any person who has been employed by the Company or any subsidiary for at least 12 consecutive months is eligible to participate in the Employee Plan ("Eligible Employee").

Eligible Employees can through payroll deduction purchase shares of the Company Common Stock at 90% of the current market price on the closing date of the quarter. An Eligible Employee may have up to ten percent of his compensation deducted, however, no Eligible Employee may purchase shares exceeding $25,000 in fair market value in any one calendar year or purchase shares if, after the purchase, the Employee would own more than five percent of the outstanding shares of Common Stock.

An Eligible Employee is deemed the owner of such shares and has the rights of a shareholder and the time the shares are acquired. Dividends which accrue on the shares will be paid and distributed to the Eligible Employee. If an Eligible Employee requests delivery of the Common Stock held in his account, whole shares will be delivered to the Eligible Employee and any fractional shares will be paid in cash.

The grant of right to purchase pursuant to the Employee Plan is not a taxable event to an Eligible Employee for federal income tax purposes. Also, the transfer of shares of Common Stock to an Eligible Employee on exercise of right to purchase will not result in taxable income to the Eligible Employee (and no deduction will be allowed to the Company with respect to such transfer) if the Eligible Employee was an employee of the Company at all times from the date of the grant of the

13

right to purchase until three months before the exercise (the "Employment Requirement"). In such case, the Eligible Employee's tax basis for the shares so acquired will be equal to the purchase price at exercise. However, if the Eligible Employee sells or otherwise disposes of the shares of Common Stock so acquired within two years of the date of the grant or within one year after the transfer of the shares to him (the "Required Holding Periods"), he must report as ordinary compensation income in the year of disposition (and the Company may deduct) the difference between the right to purchase price and the fair market value of the shares at the time of exercise of the right to purchase. The Eligible Employee increases his basis in the shares by the amount he reports as ordinary income. The difference between this increased basis and the selling price is a capital gain or loss.

If the Eligible Employee disposes of (or dies while owning) the shares after expiration of the Required Holding Periods, the Eligible Employee must report as ordinary compensation income in the year of disposition (or death) the lesser of: (i) the excess of the fair market value of the shares at the time of disposition or death over the amount paid for the shares, or (ii) the excess of the fair market value of the shares at the time the right to purchase was granted over the amount paid for the shares. However, the Company may not deduct this amount. The Eligible Employee may increase the basis of his shares by the amount which he is required to report as ordinary compensation income upon disposition. The difference between this increased basis and the selling price of such shares is a capital gain or loss.

If the Employment Requirement is not satisfied, the Eligible Employee will recognize ordinary compensation income at the time of exercise of the right to purchase equal to (and the Company may deduct) the amount by which the fair market value of the shares at exercise exceeds the amount paid for such shares.

The Employee Plan provides that the Board of Directors may from time to time alter, amend, suspend or terminate the Employee Plan; provided, however, that the Board may not (i) change the number of shares reserved under the Employee Plan except for adjustments necessitated by capital changes as described above, (ii) extend the duration of the Employee Plan, (iii) extend the exercise period for purchasing shares, (iv) change the purchase price of shares, (v) change the eligibility requirements, or (vi) make any other changes that would adversely affect the terms and conditions of any outstanding rights of an Eligible Employee without the Eligible Employee's consent.

## Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of the Company Common Stock present in person or represented by proxy at the Annual Meeting, a quorum being present, is required for the approval of the amendment to the Employee Plan. A majority of the outstanding shares of Common Stock constitutes a quorum.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE
EMPLOYEE STOCK PURCHASE PLAN.**

## Proposal No. 3

### Amendments to Code of Regulations

The Board of Directors recommends approval of the amendments of Article I, Sections 4 and 5, and Article X of the Company's Amended and Restated Code of Regulations ("Code"), in the manner shown in Annex 2. The proposed amendments would allow directors and shareholders to receive notices, proxies, annual reports and others such documents by mail or any other method which may in the future be allowed under Ohio law, such as by electronic or digital delivery methods. Ohio law and the Code currently require that these documents be in writing and mailed. It is probable that the Ohio law will be amended. Although the Company cannot currently utilize any form of notice or delivery other than a writing, it is studying various ways in which it might reduce the costs associated with providing notices and documents to shareholders. The election to receive notices and documents other than by a writing sent by mail would most likely be at the election of the shareholder.

### Vote Required for Approval

The affirmative vote of the holders of shares of the Common Stock of the Company entitling them to exercise a majority of the voting power of such shares is necessary to adopt the proposed amendments. Proxies will be voted in favor of the resolution unless otherwise instructed by the Shareholder. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against the amendments.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS
VOTE FOR THE APPROVAL OF THE AMENDMENTS TO THE
CODE OF REGULATIONS REGARDING NOTICE AND DELIVERY.**

## Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on Myers' Common Stock against the cumulative return of the S&P 500 Index and the S&P SmallCap 600 Index for the period of five fiscal years commencing December 31,1995 and ended December 31, 2000. [1]



|  | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|---|
| Myers Industries | $100.00 | $130.00 | $135.00 | $152.00 | $259.00 | $158.00 |
| S&P 500 | 100.00 | 138.00 | 169.00 | 226.00 | 290.00 | 351.00 |
| S&P SmallCap 600[2] | 100.00 | 130.00 | 158.00 | 198.00 | 195.00 | 220.00 |

|  | **Myers Industries** | **S&P 500** | **S&P SmallCap 600** |
|---|---|---|---|
| 1995 | 100.00 | 100.00 | 100.00 |
| 1996 | 130.00 | 138.00 | 130.00 |
| 1997 | 135.00 | 169.00 | 158.00 |
| 1998 | 152.00 | 226.00 | 198.00 |
| 1999 | 259.00 | 290.00 | 195.00 |
| 2000 | 158.00 | 351.00 | 220.00 |

[1] Assumes that the value of the investment in Myers Common Stock, the S&P 500, the S&P SmallCap 600, and the Peer Group was $100 on December 31, 1995 and that all dividends were reinvested.

[2] The Company changed its comparison index to the S&P SmallCap 600 Index in 2000. The Company used a Peer Group, however, two members of the Peer Group were acquired in 1999, The Standard Products Company and Rubbermaid Incorporated, and several were acquired in years prior to 1999, as such, the Company determined in 2000 the Peer Group was no longer a valid index. The Peer Group consisted of the following public companies: Applied Industrial Technologies, Inc., Bandag, Incorporated, General HousewaresCorp., Home Products International Inc. and Snap-On Tools Corporation. The Peer Group was selected in good faith on a line-of-business basis and the returns of each component issuer of the group was weighted using the beginning of period market capitalization as required by the Commission.

Due to the diverse nature of the Company's business, the Company believes a better comparison index is a broadly based one. Since the Company is a member of the S&P SmallCap 600 Index, the Company believes this index is the most appropriate. The S&P SmallCap 600 Index consists of 600 domestic stocks chosen for market size, liquidity, (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. It is a market-value weighted index (stock price times the number of shares outstanding), with each stock's weight in the Index proportionate to its market value.

# PRINCIPAL SHAREHOLDERS

The following table describes the beneficial ownership of Common Stock of each person who was known by Myers to be the beneficial owner of more than five percent of the total shares issued and outstanding on February 1, 2001. Under rules and regulations promulgated by the Commission, a person is deemed to be the "beneficial owner" of all the shares with respect to which he has or shares voting power or investment power, regardless of whether he is entitled to receive any economic benefit from his interest in the shares. As used herein, the term "voting power" means the power to vote or to direct the voting of shares and "investment power" means the power to dispose of or to direct the disposition of shares.

| Name and Address of Beneficial Owner[1] | Shares and Nature of Beneficial Ownership | % of Class |
|---|---|---|
| Stephen E. Myers[2] | 1,921,109 | 8.9% |
| Mary S. Myers[3] | 3,585,683 | 16.6% |
| Franklin Resources, Inc.[4]<br>777 Mariners Island Blvd.<br>San Mateo, CA 94404 | 1,177,651 | 5.5% |
| Credit Suisse Asset Management, LLC[5]<br>466 Lexington Avenue<br>New York, NY 10017 | 1,054,771 | 5.3% |

[1] Unless otherwise noted, the Beneficial Owners have the same address as the principal executive offices of the Company.

[2] Stephen E. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 234,514 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed beneficially to own such shares which, when excluded from the other shares he is deemed beneficially to own, decreases the percentage of shares beneficially owned by him to 7.8%. Stephen E. Myers serves as a trustee of the Semantic Foundation Inc. which holds 23,000 shares of Common Stock. By virtue of his position as trustee of the Foundation, Mr. Myers is deemed to beneficially own such shares which, when excluded from the other shares he is deemed beneficially to own, decreases the percentage of shares beneficially owned by him to 8.8%.

[3] Mary S. Myers serves as a trustee of the Louis S. and Mary Myers Foundation which holds 234.514 shares of Common Stock. By virtue of her position as trustee of the Foundation, Mrs. Myers is deemed beneficially to own such shares which, when excluded from the information above, decreases the percentage of shares held by her to 15.5%.

[4] Franklin Resources, Inc. ("FRI") is the parent holding company of Franklin Advisory Services, Inc. ("FASI") and Franklin Advisors, Inc. ("FAI," and collectively with FASI, the "Investment Subsidiaries"). According to the Schedule 13G Statement filed by FRI on January 31, 2001 (the "FRI 13G"), all dispositive and/or voting power over the 1,177,651 shares reported therein as beneficially owned by FRI is held by the Investment Subsidiaries pursuant to advisory contracts between each subsidiary and FRI. In addition, the FRI 13G reported that Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed beneficial owners of the same shares because each of them own in excess of 10% of the outstanding common stock of FRI. Messrs. Johnson and Johnson, FRI, and FASI jointly filed the FRI 13G as a group, pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended.

[5] According to the Schedule 13G Statement filed by Credit Suisse Asset Management, LLC ("CSAM") on February 9, 2001 (the "CSAM 13G"), CSAM has dispositive and/or voting power over 1,054,771 shares.

# Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors (the "Audit Committee") is composed of four independent directors and operates under a written charter (Annex 1) adopted by the Board of Directors in accordance with applicable rules of the Commission and AMEX. During 2000, the members of the Audit Committee were Edwin P. Schrank, Chairman, Jon H. Outcalt, Keith A. Brown and Karl S. Hay. The Directors who serve on the committee are all "independent." That is, the Board of Directors has determined that none of the Directors had a relationship to the Company that may interfere with their independence from the Company and its management.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee also recommends to the Board of Directors the selection of the Company's independent accountants.

In this context, the Audit Committee has met and held discussions with management of the Company, who represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has reviewed and discussed the consolidated financial statements with both management and the independent accountants. The Audit Committee also discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

During 2000, the Company retained its principal auditor, Arthur Andersen LLP, to provide services in the following categories and amounts:

Audit: $449,000
Financial Information Systems Design and Implementation: $112,000
All Other (Non-Audit Fees): $176,000

The Audit Committee has considered whether the provision of non-audit services by the Company's principal auditor is compatible with maintaining auditor independence.

Based upon the Audit Committee's discussion with management and the independent accountants, and the Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Commission. The Audit Committee also recommended that Arthur Andersen LLP be retained as the Company's independent accountants for the 2001 fiscal year.

Audit Committee: Edwin P.      Jon H. Outcalt       Keith A. Brown                Karl S. Hay
Schrank, Chairman

## SHAREHOLDER PROPOSALS

Any proposals to be considered for inclusion in the proxy material to be provided to shareholders of Myers for its next Annual Meeting of Shareholders to be held in 2002 may be made only by a qualified shareholder and must be received by Myers no later than November 21, 2001.

## GENERAL

The accompanying proxy is solicited by and on behalf of the Board of Directors of Myers, whose notice of meeting is attached to this Proxy Statement, and the entire cost of such solicitation will be borne by Myers. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of Myers. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Myers will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

Management of Myers has no information that other matters will be brought before the meeting. If, however, other matters are properly presented, the accompanying proxy will be voted in accordance with the best judgment of the proxy holders with respect to such matters.

Milton I. Wiskind

MILTON I. WISKIND,
Secretary

Akron, Ohio
March 21, 2001

19

**MYERS INDUSTRIES, INC.**
**AUDIT COMMITTEE OF THE BOARD OF DIRECTORS**
**CHARTER**

*Effective April 18, 2000*
*Amended and Restated December 14, 2000*

## I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting and legal compliance that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally.

The Audit Committee's primary duties and responsibilities are to:

• Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

• Review and appraise the audit and non-audit efforts of the Corporation's independent accountants.

• Provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV. of this Charter.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.

## II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors (as may be designated or defined by the Corporation's principal securities exchange), and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

## III. MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. In addition, the Committee or at least its Chair, will meet with the independent accountants and management quarterly to review the Corporations financials consistent with IV.4. below. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

## IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

### *Documents/ Reports Review:*

1.  Review and update this Charter periodically, as conditions dictate.

2.  Review the organization's annual financial statements and any reports or other financial information submitted to any governmental body, including but not limited to the Securities and Exchange Commission, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

3.  Review with financial management and the independent accountants any public release regarding financial matters of the Corporation and the Form 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of these reviews.

### *Independent Accountants:*

1.  Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On at least an annual basis, the Committee will review and discuss with the accountants all significant audit and non-audit relationships the accountants have with the Corporation to determine the effect, if any, such non-audit relationships may have on the accountants' independence.

2.  Review the performance of the independent accountants and approve any proposed discharge of the independent accountants, and replacement thereof, when circumstances warrant.

3.  Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

*Financial Reporting Processes:*

1. In consultation with the independent accountants and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

2. Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants or management.

*Process Improvement:*

1. Establish systems of reporting to the Audit Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

2. Following completion of the annual audit, review separately with each of management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

3. Review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements.

4. Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

*Compliance:*

1. Review that the proper systems are in place by management to ensure that Corporation's financial statements, reports and other financial information disseminated to governmental organizations, including but not limited to the Securities and Exchange Commission, and to the public, satisfy all legal requirements.

2. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

3. Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

4. Perform any other activities consistent with this Charter, the Corporation's Code of Regulations and governing law, as the Committee or the Board deems necessary or appropriate.

A-3

## PROPOSED AMENDMENT TO CODE OF REGULATIONS

RESOLVED, that Article I, Sections 4 and 5, and Article X of the Amended and Restated Code of Regulations of the Company, be amended and replaced in its entirety with the following (the "Amendments"):

### Section 4.  Notice of Meetings — Waiver

Not less than seven (7) nor more than sixty (60) days before the date fixed for a Meeting of Shareholders, written notice stating the time, place and purposes of such meeting shall be given by or at the direction of the Chairman of the Board, the President, the Secretary, an Assistant Secretary, or any other person required or permitted by these Regulations to give such notice. The notice shall be given by personal delivery, by mail or in any manner provided for under Ohio law, to each Shareholder entitled to notice of the meeting who is of record as of the date next preceding the day on which notice is given, or, if another date thereof is duly fixed, of record as of said date. Such notice shall be addressed to the Shareholder at his address as it appears on the records of the Company, and such notice shall be deemed to have been given on the day provided for under Ohio law, or if mailed when deposited in the mail. If said record date shall fall on a holiday, the record date should be taken as of the close of business on the next preceding day which is not a holiday.

Notice of the time, place and purposes of any Meeting of Shareholders may be waived by any Shareholder in writing, either before or after the holding of such meeting, which writing shall be filed with and entered upon the records of the meeting, or by his attendance at any such meeting without protesting the lack of proper notice prior to or at the commencement of such meeting.

### Section 5.  Meetings

As soon after each Annual Meeting of Shareholders as practicable, the Directors shall hold an organizational meeting for the purpose of electing Officers and the transaction of any other business. Other meetings of the Board may be held at any time upon the call of the Chairman of the Board, the President, or any two (2) Directors. Meetings of the Board may be held within or without the State of Ohio. Notice of the time and place of each meeting of the Board shall be given to each Director as provided for under Ohio law, at least two (2) days before the meeting, which notice need not specify the purposes of the meeting. Unless otherwise specifically stated in the notice thereof any business may be transacted at any meeting of the Board.

Notice of any meeting of the Board may be waived by any Director in writing, either before or after such meeting, or by his attendance at any such meeting without protesting the lack of proper notice prior to or at the commencement of such meeting. If any meeting is adjourned, notice of the adjournment need not be given if the time and place to which it is adjourned are fixed and announced at such meeting.

## ARTICLE X
## AMENDMENTS

The Company may amend, change or add to this Amended and Restated Code of Regulations for any lawful purpose by the vote or written consent of the holders of record of shares entitling them to exercise a majority of the voting power of the Company in respect of any such amendment, change or addition; provided, however, that if any such amendment, change or addition is adopted by written consent without a meeting of the Shareholders, the Secretary shall enter any such amendment, change or addition in the records of the Company and provide a copy thereof to each Shareholder of record who would have been entitled to vote thereon and did not participate in the adoption thereof in any manner provided for under Ohio law.


**PROXY**


**MYERS INDUSTRIES, INC.**                    **Solicited by the Board of Directors**

MILTON I. WISKIND and GREGORY J. STODNICK, or either of them, with full power of substitution, are hereby authorized to represent the undersigned and to vote all Common Stock of the undersigned in MYERS INDUSTRIES, INC. ("Company") at the Annual Meeting of Shareholders of said Company to be held on April 26, 2001, and any adjournment(s) thereof with respect to the following matters:

1.  TO ELECT 11 DIRECTORS

☐ FOR all nominees listed below                    ☐ WITHHOLD AUTHORITY to vote for the proposal
 (except as marked to the contrary below)              to set the number of all nominees listed below


Keith A. Brown, Karl S. Hay, Richard P. Johnston, Michael W. Kane,
Edward W. Kissel, Stephen E. Myers, Richard L. Osborne, Jon H. Outcalt,
Samuel Salem, Edwin P. Schrank, Milton I. Wiskind

(INSTRUCTION: To withhold authority to vote for the proposal to fix the number or
any individual nominee write the proposal and/or that nominee's name on the space provided below.)


_____

2.  To approve the amendment to the Myers Industries, Inc. Employee Stock Purchase Plan to increase the number of shares offered by 200,000.

☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN

(Continued and to be signed on reverse side)

(Continued from other side)

3.  To approve the amendments to Article I, Sections 4 and 5, and Article X, of the Amended and Restated Code of Regulations to clarify that directors and shareholders may receive notices and corporate documents not only by mail, but by any means provided under Ohio law.

☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN

4.  Such other business as properly may come before said meeting and any adjournment(s) thereof, all in accordance with the notice of this meeting and the accompanying Proxy Statement, receipt of which is acknowledged.

**THIS PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS LISTED ABOVE AND FOR THE DIRECTORS NOMINATED BY MANAGEMENT UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED.**

Please date, sign exactly as stenciled, and return promptly in the enclosed envelope.

_____

_____

DATED: _____ , 2001